EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Schedule 13G to which this Agreement is attached.

Dated: **2/3/2026**

        ARTISAN PARTNERS ASSET MANAGEMENT INC,
        for itself and as the general partner of
        ARTISAN PARTNERS HOLDINGS LP

        By: Gregory K. Ramirez *

        ARTISAN INVESTMENTS GP LLC,
        for itself and as the general partner of
        ARTISAN PARTNERS LIMITED PARTNERSHIP

        By: Gregory K. Ramirez *

        *By: /s/ Gregory K. Ramirez
          Gregory K. Ramirez
          Executive Vice President of Artisan Partners Asset Management Inc.
          Vice President of Artisan Investments GP LLC